Elevation Series Trust N-14

Exhibit 99.(6)(b)

Bradley Swenson

Elevation Series Trust

1700 Broadway, Suite 1850

Denver, CO 80290

Re:	Vulcan Value Partners Fund (the “Partners Fund”) and Vulcan Value Partners Small Cap Fund (the “Small Cap Fund” and together with the Partners Fund, the “Funds”) of the Elevation Series Trust (“EST”)

Dear Mr. Swenson,

This letter confirms Vulcan Value Partners, LLC’s (the “Adviser”) agreement with EST to contractually limit each Fund’s total annual Operating Expenses. For purposes of this agreement, the “Operating Expenses” of a Fund include the management fees, distribution (12b-1) fees, and other ordinary operating expenses , but does not include acquired fund fees and expenses, brokerage expenses, interest and other borrowing costs, taxes and extraordinary expenses.

With respect to the Funds’ Investor Classes, to the extent Partner Fund’s and the Small Cap Fund’s Operating Expenses exceed 1.10% and 1.15% of their average daily net assets, respectively, for a particular fiscal year of the Fund, the Adviser will reduce its fees and/or reimburse expenses of such Fund by an amount equal to such excess.

With respect to the Funds’ Institutional Classes, to the extent the Partner Fund’s and the Small Cap Fund’s Operating Expenses exceed 0.85% and 1.00% of their average daily net assets, respectively, for a particular fiscal year of the Fund, the Adviser will reduce its fees and/or reimburse expenses of such Fund by an amount equal to such excess.

The Adviser agrees that the foregoing agreement for each Fund is effective as of [], 2025, and shall continue through [], 2025.

The Adviser will be permitted to recapture fees it has waived and/or expenses reimbursed through this letter agreement to the extent that a Fund’s Operating Expenses in later periods fall below the annual rates set forth in this agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver/reimbursement; and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Funds will not pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were initially waived or reimbursed.

VULCAN VALUE PARTNERS, LLC

By:
Name:
Title:

ELEVATION SERIES TRUST
on behalf of the Vulcan Value Partners Fund and Vulcan Value Partners Small Cap Fund

By:
Name:	Bradley Swenson
Title: